UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company)

eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
+63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

INTRODUCTION.

This Amendment No. 3 to Schedule 14D-9 amends and restates Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) of eTelecare Global Solutions, Inc., a Philippine Corporation, originally filed on November 10, 2008 as amended by Amendment 1 to Schedule 14D-9 filed on November 25, 2008 and Amendment Number 2 to Schedule 14D-9 filed on December 9, 2008.

Item 8.	Additional Information.

Item 8 hereby amended and supplemented by adding the following text thereto:

The Offer expired, as scheduled, at 2:00 p.m. Philippines time, 1:00 a.m. New York City time, on Thursday, December 11, 2008. All the Common Shares and ADSs validly tendered in the Offer have been accepted for purchase by the Purchaser. A press release announcing the completion of the Offer and the approximate number of Common Shares and ADSs validly tendered and accepted for purchase was issued on December 11, 2008, a copy of which is filed as an exhibit to this Amendment No. 3 and incorporated herein by reference.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated November 10, 2008.*+
(a)(1)(ii)	Form of Application to Sell Common Shares.*+
(a)(1)(iii)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*+
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+
(a)(1)(v)	Form of Letter to Clients Regarding Holders of American Depositary Shares.*+
(a)(1)(vi)	Form of Letter to Holders of Common Shares, dated November 10, 2008.*+
(a)(1)(viii)	Form of Newspaper Advertisement as published in The Wall Street Journal on November 10, 2008.*
(a)(1)(ix)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008, and November 12, 2008.*
(a)(1)(x)	Press Release, dated November 10, 2008.*
(a)(1)(xi)	Joint Press Release, dated September 19, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 19, 2008).
(a)(1)(xii)	Press Release, dated September 22, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 22, 2008).
(a)(1)(xiii)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008 (incorporated by reference to the Schedule TO-C filed by the Purchaser on November 7, 2008).
(a)(1)(xiv)	Philippine SEC Form 19-1 (and Exhibits).*
(a)(1)(xv)	Press Release, dated December 11, 2008 (incorporated by reference to the Company’s Form 8-K filed on December 11, 2008)
(c)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)	Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).
(e)(2)	First Amendment to Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated November 9, 2008 (incorporated by reference to Exhibit (e)(2) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).

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Exhibit
Number	Description

(e)(4)	Tender and Support Agreement between EGS Acquisition Co LLC and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.03 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(5)	Standstill Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.06 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(6)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated June 11, 2008 (incorporated by reference to Exhibit (e)(6) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(7)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and Providence Equity Asia Limited, dated June 11, 2008 (incorporated by reference to Exhibit (e)(7) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(8)	Limited Guarantee by Providence Equity Partners VI International L.P., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit I attached to the Schedule 13D filed by EGS Acquisition Co LLC on September 29, 2008).
(e)(9)	Limited Guarantee by Newbridge International Investment Ltd., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit 7.05 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).

*	Incorporated by reference to the Schedule TO filed by the Purchaser on November 10, 2008.

+	Included in materials mailed to United States stockholders of eTelecare Global Solutions, Inc.

Included in material mailed to non-United States stockholders of eTelecare Global Solutions, Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

eTelecare Global Solutions, Inc.

/s/ J. Michael Dodson
J. Michael Dodson
Chief Financial Officer

Date: December 11, 2008

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